                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                   Alcan Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    013716105
                  ---------------------------------------------
                                 (CUSIP Number)

                                  Ralph Stadler
                            BZ Group Holding Limited
                      Egglirain 24, 8832 Wilen, Switzerland
                                (41) (1) 786-6666
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 21, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 013716105

---------------------------------------------------------------------------------------------------------------

    1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                                        BZ Group Holding Limited

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    2.  Check the Appropriate Box if a Member of a Group (See Instructions)     (a)                 [ ]
                                                                                (b)                 [ ]

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    3.  SEC Use Only


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    4.  Source of Funds (See Instructions)

                                                   N/A

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    5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

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    6.  Citizenship or Place of Organization

                                   Switzerland

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                  7.  Sole Voting Power

                                                              31,856,921

                 ----------------------------------------------------------------------------------------------
Number of
                  8.  Shared Voting Power
Shares
                                                                       0
Beneficially
                 ----------------------------------------------------------------------------------------------
Owned by
                  9.  Sole Dispositive Power
Each
                                                              31,856,921
Reporting
                 ----------------------------------------------------------------------------------------------
Person With
                 10.  Shared Dispositive Power

                                                                       0

---------------------------------------------------------------------------------------------------------------

   11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                              31,856,921

---------------------------------------------------------------------------------------------------------------

   12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                       [ ]

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   13.  Percent of Class Represented by Amount in Row (11)

                                                            10.0 percent

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   14.  Type of Reporting Person

                                       CO

---------------------------------------------------------------------------------------------------------------
SEE INSTRUCTIONS BEFORE FILLING OUT


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        This statement hereby amends the Schedule 13D filed jointly by BZ Group
Holding Limited ("BZ Holding"), Spezialitaeten Vision AG ("Spezialitaeten") and Stillhalter Vision AG ("Stillhalter") (collectively, the "Reporting Persons") on October 5, 2000 (as amended, the "Schedule 13D"), with respect to the Common Shares, no par value (the "Common Shares"), of Alcan Inc. (the "Company").

Item 2. Identity and Background

        Item 2 of the Schedule 13D is hereby amended to reflect the fact that Spezialitaeten and Stillhalter are no longer part of the group of Reporting Persons.

Item 5. Interest in Securities of the Issuer

        Item 5 is hereby amended to read as follows:

        (a)-(b) See cover page.

        (c) As a result of the transactions described in this paragraph (c), Spezialitaeten and Stillhalter no longer own any Common Shares and are no longer part of a group with BZ Holding for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

        Since January 31, 2001, BZ Holding, Spezialitaeten and Stillhalter engaged in the following transactions with respect to the Common Shares. Each of these transactions was completed on the New York Stock Exchange or the SWX Swiss Exchange.

        DATE          TRANSACTION           AMOUNT               PRICE PER SHARE
        ------------------------------------------------------------------------
        1/31/01       Sold                    4,200              $35.72
        1/31/01       Sold                  563,000              $35.80
        2/1/01        Sold                  200,000              $36.33
        2/1/01        Sold                  171,000              $35.85
        2/2/01        Sold                  300,000              $36.43
        3/2/01        Sold                  100,000              $37.49
        3/6/01        Sold                  100,000              $38.16
        3/6/01        Sold                  100,000              $38.67
        3/7/01        Sold                  100,000              $38.16
        3/7/01        Sold                  100,000              $38.84
        3/8/01        Sold                  100,000              $39.33
        3/12/01       Sold                    7,600              $38.70
        3/20/01       Sold                    6,000              $37.11
        3/21/01       Sold                  244,000              $37.06

        (d)-(e) Not Applicable.



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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2001

BZ GROUP HOLDING LIMITED,
a Swiss corporation


/s/ Martin Ebner                                   /s/ Ralph Stadler
By:   Martin Ebner                                 By:  Ralph Stadler
Its:  Chairman                                     Its: Secretary and General Counsel





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